UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mallinckrodt plc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G5890A102

(CUSIP Number)

James Kasmarcik

Silver Point Capital, L.P.

2 Greenwich Plaza, Suite 1

Greenwich, CT 06830

203-542-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G5890A102

(1)	Names of reporting persons Silver Point Capital, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 1,085,659
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 1,085,659

(11)	Aggregate amount beneficially owned by each reporting person* 1,085,659
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 5.5%
(14)	Type of reporting person (see instructions) IA, PN

*	See Item 5.
(1)

As reported in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 15, 2023, as of November 14, 2023, there were 19,696,335 shares of the Issuer’s common stock issued and outstanding.

CUSIP No. G5890A102

(1)	Names of reporting persons Edward A. Mulé
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 1,085,659
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 1,085,659

(11)	Aggregate amount beneficially owned by each reporting person* 1,085,659
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 5.5%
(14)	Type of reporting person (see instructions) IN

CUSIP No. G5890A102

(1)	Names of reporting persons Robert O’Shea
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power* -0-
	(8)	Shared voting power* 1,085,659
	(9)	Sole dispositive power* -0-
	(10)	Shared dispositive power* 1,085,659

(11)	Aggregate amount beneficially owned by each reporting person* 1,085,659
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11)* 5.5%
(14)	Type of reporting person (see instructions) IN

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on November 24, 2023 (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Certain of the Reporting Persons entered into a side letter (the “Side Letter”) with certain shareholders of the Issuer (the “Shareholders”) to provide that to the extent the Shareholders were to become the First Designator under the terms of the New Articles of Association, the Shareholders would exercise such right in accordance with the direction of the Reporting Persons, for so long as Reporting Persons hold the minimum percentage of Common Stock as set forth in the New Articles of Association. The foregoing description of the Side Letter does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Side Letter, a copy of which is filed as Exhibit 4 and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The responses to Item 4 of this Schedule 13D are incorporated into this Item 6 by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third person with respect to the common stock.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of January 22, 2024, by and among the Reporting Persons

2	Power of Attorney of Robert O’Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

3	Registration Rights Agreement, dated November 14, 2023 (incorporated by reference to Exhibit 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2023).

4	Side Letter Agreement, dated December 3, 2023, by and among the Reporting Persons and certain shareholders named therein (incorporated by reference to Exhibit 2 attached to Hein Park Capital Management LP’s Schedule 13D filed with the SEC on January 17, 2024).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O’Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact